Exhibit (a)(1)

April 16, 2021

Important Notice Regarding Tender Offer by a Third Party

Dear Benefit Street Partners Realty Trust, Inc. Stockholder:

In the near future you will receive correspondence from Comrit Investments 1, Limited Partnership (the “Bidder”) relating to the Bidder’s offer to purchase your shares of common stock of Benefit Street Partners Realty Trust, Inc. (the “Company”). The Bidder’s offer price is only $11.02 per share.

Our Board of Directors (the “Board”), including all of our independent directors, recommends you not sell your shares to the Bidder at that price, which is substantially below the Company’s most recent GAAP book value per share.

To decline the Bidder’s offer, simply ignore it. You do not need to respond or take any other action.

The Company believes that the Bidder is offering to purchase your shares at a significant discount to fair value in order to make a significant profit. To arrive at its recommendation against selling your shares to the Bidder, the Board considered the reasons set forth in the Company’s Schedule 14D-9, which was filed with the U.S. Securities and Exchange Commission (“SEC”), including:

•	As disclosed in our most recent Form 10-K, the Company’s GAAP book value per share as of December 31, 2020 is $17.94 which is 63% higher than the Bidder’s offer price.

•	The Bidder admits in its offer to purchase that its goal is to make a profit by establishing the lowest price which might be acceptable to stockholders and that the offer price is not based on its assessment of fair value.

•	Pursuant to our share repurchase program (“SRP”), which is subject to the restrictions set forth in our SEC periodic reports, in January 2021 we used available DRIP proceeds to repurchase approximately 506,024 shares from our stockholders based on our most recent estimated net asset value per share of $17.88. In July 2021, we expect to use available DRIP proceeds to repurchase shares from stockholders who wish to sell at the lesser of our GAAP book value or estimated net asset value per share as of September 30, 2020. We have not, and do not in the future intend to, fulfill SRP repurchase requests in amounts that exceed available DRIP proceeds.

Please be aware that the Bidder is in no way affiliated with the Company or our external advisor, Benefit Street Partners, L.L.C. Although we recommend against selling your shares to the Bidder pursuant to the Bidder’s offer, we urge you to consult your financial advisor with respect to this offer.

If you have any questions related to the offer, please contact your financial advisor or our Investor Relations Department at (844)-785-4393.

We thank you for your investment in the Company.

Sincerely,

/s/ Richard Byrne

Richard Byrne

Chairman of the Board,

Chief Executive Officer, President and Director